May 8, 2019

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

Washington, D.C.  20549

RE:                           Plug Power Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 13, 2019

Form 8-K filed March 7, 2019

File No. 001-34392

Dear Mr. Kuhar:

This letter is submitted on behalf of Plug Power Inc. (the “Company”, “Plug”, “us”, or “our”) in response to the comments of the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“Commission”) as set forth in your letter to the Company dated April 24, 2019.  For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 39

1.                                Please explain to us why your contractual obligations table does not include your Convertible Senior Notes issued in March 2018.  Refer to Item 303(a)(5) of Regulation S-K.  Revise future filings as appropriate.

Company Response:

In future filings, the Company will include in the contractual obligations table the Company’s Convertible Senior Notes issued in March 2018.

Consolidated Statements of Operations, page F-5

2.                                We note your presentation of the line item “Interest and other expense, net”.  Please provide to us detail of the significant individual components of this line item and explain how you considered Item 5-03(b)(7)-(9) of Regulation S-X in your presentation of a single net line item.

Company Response:

Included in the line item “Interest and other expense, net” is approximately $22,226,000 of interest expense, $227,000 of interest income, and $136,000 of foreign exchange loss.  Due to the insignificance of the amounts of interest income and foreign exchange loss, the Company presented these amounts with interest expense in a single net line item after consideration of Item 5-03(b)(7)-(9) of Regulation S-X.

Note 1 — Nature of Operations

Liquidity, page F-10

3.                                We note on page F-11 that in the third quarter of 2018 your master lease agreement with Wells Fargo was amended (“Wells Fargo MLA”).  You have accounted for the amended agreement as a sale/leaseback and have concluded that the leaseback is classified as an operating lease under ASC 842.  To help us better understand your application of ASC 842, please respond to the following:

•                  Describe the modifications made to the Wells Fargo MLA in the third quarter of 2018.

•                  Describe how you concluded that the leaseback qualifies as an operating lease and discuss the material assumptions used in your analysis of the criteria in ASC 842-10-25-2.

•                  Describe how you concluded that the transfer of the assets was a sale pursuant to ASC 842-40-25-1 and ASC 842-40-25-2.

Company Response:

The original Wells Fargo master lease agreement had a term of 10 years with a purchase option after 7 years at fair value of the underlying equipment.  The relevant modifications made to the Wells Fargo MLA in the third quarter of 2018 were to shorten the lease term to 6.5 years and eliminate the purchase option.

The Company concluded that the leaseback qualifies as an operating lease based on our evaluation of the following criteria in ASC 842-10-25-2.  Material assumptions are included in the discussion below:

ASC 842-10-25-2 (a) — Ownership Reverts Back to Lessee — In order to be classified as an operating lease, the lease cannot have terms by which ownership of the leased equipment reverts back to the lessee.  The lease contains no provision whereby ownership reverts to the Company.

ASC 842-10-25-2 (b) — Purchase Option Reasonably Certain to Exercise — In order to be classified as an operating lease, there cannot be a purchase option in the lease that the lessee is reasonably certain to exercise.  The lease does not contain a purchase option that the Company can unilaterally exercise.  Additionally, there are no factors related to the leased assets, the entities involved or the market that would compel the Company to purchase the equipment.   The lessor cannot compel Plug to renew the lease.    The lessor is not economically compelled to renew the lease if requested by Plug.

ASC 842-10-25-2 (c) — Useful Life — In order to be classified as an operating lease, the lease term cannot exceed a major part of the estimated useful life of the leased assets.  The leased assets consist of fuel cells and hydrogen infrastructure.  The useful life of the fuel cells is estimated to be ten years, and the useful life of the hydrogen infrastructure is estimated to be 20 years.  The Company has consistently used these estimated useful lives for these assets over the past 5 years.  Since the lease term is 6.5 years, the lease term does not exceed 75% of the estimated useful life of the assets.  As such, we do not believe the lease term exceeds a major part of the estimated useful life of the leased asset.

ASC 842-10-25-2 (d) — Present Value of Lease Payments vs. Estimated Fair Value of Leased Assets — In order to be classified as an operating lease, the present value of the minimum lease payments cannot exceed substantially all of the estimated fair value of the leased assets, net of any investment tax credit (ITC).  The fair value of the leased assets is based on the sales price to the lessor in these sale/leaseback transactions.  Plug deducted 30% of the purchase price from the sales proceeds to get the fair value of the leased assets net of the 30% ITC.  The lease payments were discounted using Plug’s incremental borrowing rate (12% - 13%).  For each sale/leaseback, this calculation resulted in a present value of lease payments for the leased assets that is less than 90% of the estimated fair value of leased assets.  Therefore, the present value of the minimum lease payments does not exceed substantially all of the estimated fair value of the leased assets.

ASC 842-10-25-2 (e) — Alternative Use Test — The leased assets must have an alternative use to the lessor at the end of the lease term.  At the end of the lease term, both the fuel cells and the hydrogen infrastructure have an alternative use for the lessor.  The lessor is likely to redeploy both the fuel cells and the hydrogen infrastructure to companies in the material handling industry at the end of the lease term, either through a sale of the assets or by leasing them.  The material handling fuel cell market is relatively new at this point in time, so to date there are a limited number of examples of fuel cells that have come off lease.  Plug began to commercialize its fuel cells and fuel cell related products in 2014, so assets that were leased back then (usually 5 and 6-year leases) will begin to come off lease over the next 12 — 24 months.  Plug has recently begun to assist certain financial institutions in redeploying their fuel cells, as some customers lease their Plug fuel cells and hydrogen infrastructure directly from a third-party financial institution.  Further evidence of the development of a secondary fuel cell market is the fact that several of Plug’s current customers have deployed fuel cells and hydrogen infrastructure to recently constructed distribution centers that were not constructed with the electrical infrastructure to accommodate lead-acid batteries.  These customers will need fuel cells redeployed at their sites once the current leases expire.

As a result of the above evaluation of the criteria in ASC 842-10-25-2, the leasebacks qualify as operating leases.

With respect to how Plug concluded that the transfer of the assets was a sale pursuant to ASC 842-40-25-1, Plug executed a contract, including a bill of sale, with the buyer/lessor in connection with the sale/leaseback transaction that includes the relinquishment and release of its ownership rights in and to the fuel cells and hydrogen infrastructure equipment.  Upon execution of the bill of sale, the buyer/lessor controls and becomes the sole owner of the fuel cell and infrastructure equipment.

With respect to 842-40-25-2, the buyer/lessor is not considered to have obtained control in accordance with the guidance on when an entity satisfies a performance obligation by transferring control of an asset in Topic 606 if the leaseback would be classified as a finance lease or a sales-type lease.  As described above, the leaseback qualifies as an operating lease.

4.                                With respect to the power purchase agreements (“PPA”) with your customers described on pages F-11 and F-14, tell us how you determined that the arrangements qualify as operating leases.  Include in your response the material assumptions used in your analysis for each of the criteria in ASC 842-40-25-2.

Company Response:

The Company concluded that the PPAs with our customers qualify as an operating lease based on our evaluation of the following criteria in ASC 842-10-25-2.  Material assumptions are included in the discussion below:

ASC 842-10-25-2 (a) — Ownership Reverts Back to Lessee — In order to be classified as an operating lease, the lease cannot have terms by which ownership of the leased equipment reverts to the lessee.  The PPA contains no provision whereby ownership is conveyed to the customer.

ASC 842-10-25-2 (b) — Purchase Option Reasonably Certain to Exercise — In order to be classified as an operating lease, there cannot be a purchase option in the least that the lessee is reasonably certain to exercise.  The PPA does not contain a purchase option.  There are no factors related to the leased assets, the entities involved or the market that would economically compel the lessee to purchase the equipment.   Further, the Company cannot compel the lessee to renew the PPA.

ASC 842-10-25-2 (c) — Useful Life — In order to be classified as an operating lease, the lease term cannot exceed a major part of the estimated useful life of the leased assets.  The leased assets consist of fuel cells and hydrogen infrastructure.  The useful life of the fuel cells is estimated to be ten years, and the useful life of the hydrogen infrastructure is estimated to be 20 years.  The Company has consistently used these estimated useful lives for these assets over the past 5 years.  Since the PPA term is 7 years, the PPA term does not exceed 75% of the estimated useful life of the assets.  As such, we do not believe the PPA term exceeds a major part of the estimated useful life of the leased asset.

ASC 842-10-25-2 (d) — Present Value of Lease Payments vs. Estimated Fair Value of Leased Assets — In order to be classified as an operating lease, the present value of the minimum lease payments cannot exceed substantially all of the estimated fair value of the leased assets.  The fair value of the leased assets is based on the prices the Company is able to sell the equipment for.  Using an incremental borrowing rate of 2%, results in a present value of lease payments for the leased assets that is less than 90% of the estimated fair value of leased assets.  Therefore, the present value of the minimum lease payments does not exceed substantially all of the estimated fair value of the leased assets.

ASC 842-10-25-2 (e) — Alternative Use Test — The leased assets must have an alternative use to the lessor at the end of the lease term.  At the end of the PPA term, both the fuel cells and the hydrogen infrastructure have an alternative use for the lessor.  See discussion above on the alternative uses of fuel cells and hydrogen infrastructure.

As a result of the above evaluation of the criteria in ASC 842-10-25-2, the PPAs with our customers qualify as operating leases.

Form 8-K filed March 7, 2019

Exhibit 99.1, page 1

5.                                Please refer to comment 6 in our letter dated September 5, 2018.  We note throughout your earnings release you are presenting the non-GAAP measure, adjusted EBITDA, with greater prominence than the most directly comparable GAAP measure.  For example, we note your references to adjusted EBITDA in the header, opening bullet points and the first two paragraphs of your earnings release without any discussion or presentation of the most directly comparable GAAP measure.  Please revise your non-GAAP presentations in future earnings releases to present the most directly comparable GAAP measures with equal or greater prominence.  Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response:

When presenting non-GAAP measures in future earnings releases, beginning with the first quarter of 2019, the Company will present the most directly comparable GAAP measures with equal or greater prominence.

6.                                On page 5, you indicate that adjusted gross profit excludes the interest component of operating leases associated with project financings.  It appears this is a calculated amount presented solely for the purpose of excluding it from this non-GAAP measure.  ASC Topic 842 recognizes a single lease cost for operating leases on the basis of the pattern in which the benefits conveyed by the lease are consumed.  Please tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in concluding that that adjusted gross profit does not constitute an individually tailored recognition method.

Company Response:

After consideration of comment 6, ASC Topic 842 and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company will, beginning in the first quarter of 2019, no longer adjust gross profit to exclude the interest component of operating leases associated with project financings.

Reconciliation of Non-GAAP Financial Measures, page 12

7.                                Please address the following regarding your presentation of adjusted EBITDA:

•            Clarify if management considers adjusted EBITDA a liquidity or performance measure.  Based on the reconciliation of this measure to net cash (used by) provided by operating activities it appears that management considers this a liquidity measure.  However, in the second sentence of the Notes section you state that management uses your non-GAAP measures as a basis for evaluating the company’s financial performance.

•            Explain the purpose of this measure, how management uses it, what it is intended to represent and why you believe it is useful to investors.

•            Explain the purpose of the adjustments for changes in working capital, cash based interest expense on corporate debt and restructuring and other non-recurring charges.

•            Explain the purpose of the adjustment for the right of use asset depreciation and interest associated with PPA financing.  Clarify if this adjustment relates to operating leases and/or finance leases and explain to us how this amount is calculated.

Company Response:

The Company confirms that it considers adjusted EBITDA to be a liquidity measure.  In future earnings releases, beginning with the first quarter of 2019, we will clarify further that we consider adjusted EBITDA to be a liquidity measure.

The purpose of adjusted EBITDA is to present a liquidity measure of the Company’s core business.  The Company believes that it is important to present adjusted EBITDA given the focus of financing sources and investors on this metric and management’s use of it.  Existing and potential capital partners place importance on adjusted EBITDA as it reflects the net cash the Company generates from operations available to service existing and potential finance obligations.  Given the significant capital required to grow the Company’s business and deploy new systems, financing the growth (and doing so efficiently) is critical to the Company’s success.  As a result, both investors and financing sources are keenly interested in adjusted EBITDA as a measure of the Company’s liquidity and ability to finance growth.

In addition to using adjusted EBITDA as a measure of the Company’s liquidity and ability to service debt and other finance obligations, Company management uses adjusted EBITDA, among other metrics, in planning for future capital requirements, forecasting future periods, establishing performance targets and annual budgets and making operating decisions.

Given the use of adjusted EBITDA as a measure of liquidity, the Company uses cash flows from operations as the most comparable GAAP metric.  The adjustments to this GAAP metric for changes in working capital, cash-based interest expense on corporate debt and restructuring and other non-recurring charges are for the purpose of excluding any debt service and/or non-recurring changes in cash to allow stakeholders to more clearly understand the cash use or generation of cash from the business.  By adjusting for changes in working capital, the measure is unaffected by timing differences within current assets and liabilities, thereby isolating the true cash usage or generation and allowing for more consistent period to period comparisons.

The adjustment for right of use asset depreciation and interest associated with PPA financing relates only to operating leases.     Over the years the Company has utilized a variety of financing arrangements to fund growth and project deployments including straight corporate debt, capital leases, and operating leases.  For straight corporate debt or capital leases, principal and non-cash interest is excluded from operating cash flows based on GAAP and the associated cash-based interest is added back to exclude existing debt service.  As with other existing debt service exclusions, the principal and interest for operating leases, which equates to right of use asset depreciation and interest expense reported within cost of goods sold, is added back to adjusted EBITDA for purposes of excluding any debt service and isolating true cash usage of the business.

The right of use asset depreciation and interest expense associated for operating leases is calculated in accordance with ASC 842, and is equal to operating lease expense reflected in cost of goods sold in any given reporting period.  The right of use asset depreciation and interest associated with capital leases is calculated in accordance ASC 842, and is equal to the amounts reflected in depreciation expense and interest expense.  In accordance with GAAP, the right of use asset depreciation expense for capital leases is added back to calculate cash flows from operations.

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If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Robert P. Whalen, Jr., Goodwin Procter LLP
Dean Geesler, KPMG LLP